EXHIBIT 99.2

2013 Annual
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2013

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the November 30, 2013 audited consolidated financial statements of Intellipharmaceutics International Inc. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our audited financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  The information contained in this document is current in all material respects as of February 18, 2014, unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales,  revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to, the estimated proceeds we may receive from any offering of our securities, our expected use of any proceeds from any offering, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits.  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

•	the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;

•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

•	our selection and licensing of products and product candidates;

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our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

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sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches;

•	the timing and amount of insurance reimbursement for our products;

•	changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the availability and pricing of third-party sourced products and materials;

•	difficulties or delays in manufacturing;

•	the manufacturing capacity of third-party manufacturers that we may use for our products; and

•
the successful compliance with United States Food and Drug Administration (“FDA”) and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses.

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov.  The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS DISCUSSION SHOULD NOT BE CONSTRUED TO IMPLY THAT THE RESULTS DISCUSSED HEREIN WILL NECESSARILY CONTINUE INTO THE FUTURE, OR THAT ANY CONCLUSION REACHED HEREIN WILL NECESSARILY BE INDICATIVE OF ACTUAL OPERATING RESULTS OF THE COMPANY.

CORPORATE HIGHLIGHTS

•
On November 18, 2013, the FDA granted us final approval to market our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par Pharmaceutical, Inc. (“Par”). As the first-filer for the drug product in the 15 mg strength, we will have 180 days of exclusivity of generic sales from the date of launch of such product in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

•
In November 2013, we entered into an at-the-market offering program under which we may, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) of our common shares on the NASDAQ or otherwise, of which 1,312,100 of our common shares have been sold for net proceeds to us of $4,808,054 as of the date of this document.

•
In February 2014, we announced the receipt of approximately $3.1 million as our first payment relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par. This represents our licensing revenue for the 15 and 30 mg strengths of the drug product for the period commencing with the first commercial sales of those strengths on November 19, 2013 and ended December 31, 2013 under our license and commercialization agreement with Par. Future payments are expected on a quarterly basis, although the amounts of any such payments cannot now be determined and may vary significantly from time-to-time.

BUSINESS OVERVIEW

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which recently received final FDA approval) and product candidates in various stages of development, including abbreviated new drug applications (“ANDAs”) filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We were granted final FDA approval to market our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths on November 18, 2013. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we will have 180 days of exclusivity of generic sales from the date of launch of such product in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  We believe that full integration of development and manufacturing should maximize the value inherent in our drug delivery technologies, products and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations, when it makes economic sense to do so, should maximize revenues from our products while allowing us to focus on our core competencies.

STRATEGY

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allow us to develop complex drug delivery solutions within a relatively rapid timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which recently received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow a New Drug Application (“NDA”) 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the United States and corresponding pathways for other jurisdictions.

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

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Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

We may also, from time to time, provide incidental consulting advice to other organizations regarding FDA standards.

OUR DRUG DELIVERY TECHNOLOGIES

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals.    These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

PRODUCTS

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$691	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$709	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$338	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$553	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	$1,142	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	$367	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	$157	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths filed with the FDA	ANDA	$722	Intellipharmaceutics

Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$268	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	Phase I clinical trial	NDA 505(b)(2)	$2,302	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Phase I clinical trial	NDA 505(b)(2)	$2,547	Intellipharmaceutics
Notes:

(1)	There can be no assurance when, or if at all, the FDA will approve any product candidate for sale in the U.S. market.

(2)
Represents sales for the 12 months ended January 2014 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Source Healthcare Analytics.

(3)
For unpartnered products, we are exploring licensing agreement opportunities or other possibilities. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

We typically select products for development that we anticipate could achieve FDA approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder.  On November 21, 2005, we entered into a license and commercialization agreement with Par pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic versions of the branded product Focalin XR® for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all generic strengths of the product outside of the United States.   Quarterly payments are payable by Par to us as calculated  pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis.  We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic versions of Focalin XR® in various strengths gave rise in the usual course to Paragraph IV patent litigation against the Company and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware.  In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and the Company may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

On November 18, 2013, the FDA granted us final approval to market our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths.  Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we will have 180 days of exclusivity of generic sales from the date of launch in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

In February 2014, we announced the receipt of approximately $3.1 million as our first payment relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par. This represents the our licensing revenue for the 15 and 30 mg strengths of the drug product for the period commencing with the first commercial sales of those strengths on November 19, 2013 and ended December 31, 2013 under our license and commercialization agreement with Par. Future payments are expected on a quarterly basis, although the amounts of any such payments cannot now be determined and may vary significantly from time-to-time.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

One of our non-generic products under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ oxycodone is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. Rexista™ oxycodone is designed to discourage common methods of tampering associated with misuse and abuse of such prescription opioid analgesic.

Rexista™ is intended to provide deterrence against intentional drug abuse and unintentional dose dumping. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting.

We conducted a randomized, cross-over, comparative bioavailability, Phase I clinical trial on 12 subjects in a fasted state comparing a single dose of 40 mg Rexista™ oxycodone  with a single dose of 40 mg OxyContin®. In this study, the bioavailability of a single dose of Rexista™ oxycodone was equivalent to that of OxyContin®, as measured by the respective areas under the curve (“AUC”). The value for AUC essentially provides an estimation of total drug exposure by comparing ratios between Rexista™ oxycodone and OxyContin®. The ratios obtained were within 80% - 125% at the 90% confidence interval. This indicates that the technology platform in our formulation of Rexista™ oxycodone, the Point of Divergence Drug Delivery System (“nPODDDS™”), does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platform to other opioid drug candidates (e.g., oxymorphone, hydrocodone, and morphine).

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In January 2013, the FDA issued a draft guidance document, “Guidance for Industry: Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

In July 2012, the FDA approved a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new safety measures require companies to make education programs available to prescribers based on an FDA Blueprint, make available FDA-approved patient education materials on the safe use of these drugs, and perform periodic assessments of the implementation of the REMS and the success of the program in meeting its goals.  Education programs are currently offered to prescribers. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' Rexista™ oxycodone application.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

The Company successfully completed an initial Phase I clinical trial of a controlled-release pregabalin formulation. This was the first bioavailability study of our controlled-release pregabalin versus Lyrica® (immediate release pregabalin). The study was carried out in 14 subjects. The results showed that our 150 mg pregabalin once-a-day dosage was comparable in bioavailability to Lyrica® 50 mg three-times-a-day dosage. We plan to initiate additional Phase I clinical trials in 2014. There can be no assurance that additional clinical trials will meet our expectations, that we will be successful in submitting a NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general, the fact that expenditures were lower in 2013 when compared to 2012 and 2011 was due to our weaker financial position during the 2013 period.

	For the years ended
	November 30, 2013	November 30, 2012	November 30, 2011
	$	$	$
Revenue:	1,527,474	107,091	501,814
Expenses:	8,346,141	10,224,156	8,278,518
Loss from operations	(6,818,667)	(10,117,065)	(7,776,704)
Loss per share	(0.58)	(0.36)	(0.33)

Cash and cash equivalents	760,586	497,016	4,817,088
Total Assets	4,379,501	2,474,878	6,247,228

Warrant liabilities	5,438,022	1,960,893	6,611,015
Deferred revenue	-	-	107,091
Total liabilities	10,334,574	4,242,755	9,340,258
Shareholders' deficiency	(5,955,073)	(1,767,877)	(3,093,030)
Total liabilities and shareholders' deficiency	4,379,501	2,474,878	6,247,228

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our audited consolidated financial statements for the year ended November 30, 2013.

Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; the fair value of stock options and the determination of performance criteria for expensing stock-based payments; the fair value of warrants; the fair value of conversion option embedded derivative; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits; deferred revenue; forecasting future cash flows for assessing whether there are any impairments of long-lived assets; and the going concern assumption.

These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition
The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services.

Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes license revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a License and Commercialization Agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. License revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments.  License revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments.  Based on this arrangement and the guidance per ASC topic 605, the Company records license revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

In connection with the License and Commercialization Agreement with Par, if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. Revenue is recognized when the milestones are achieved.  The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Nonsubstantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

Other incidental services

Incidental services which we may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met:  (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Convertible debenture
The conversion option in the unsecured convertible debenture in the aggregate principal amount of $1.5 million due January 1, 2015 issued to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company (the “Debenture”), is bifurcated from its host contract and the fair value of the conversion option is characterized as an embedded derivative upon issuance as it meets the criteria of ASC topic  815-15-25-1 Embedded Derivatives. Subsequent changes in the fair value of the embedded derivative are recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative are allocated to the liability and are accreted over the life of the Debenture using the imputed rate of interest.

Financial instruments
The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss.

Investment tax credits
The investment tax credits ("ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to November 30, 2013.

Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on internal or external appraisals.

Income taxes
The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

The Company accounts in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 14 of the consolidated financial statements.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

Stock-based compensation
The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the expected life of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense.

Recently adopted accounting pronouncements
In February 2013, the FASB provided amendments to Accounting Standards Update (“ASU”) No. 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company adopted the amendments on March 1, 2013. The adoption did not have an impact on the Company’s financial position, results of operations or cash flow.

Future Accounting pronouncements
In March 2013, the FASB provided amendments to Accounting Standards Update No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for an net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted.  The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the years ended November 30, 2013, 2012 and 2011.

	For the years ended
	November 30, 2013	November 30, 2012	November 30, 2011	Change 2013 vs 2012		Change 2012 vs 2011
	$	$	$	$	%		$	%
Revenue:
Licensing	1,481,719	-	-	1,481,719	N/A	-		N/A
Milestone	43,209	-	-	43,209	N/A	-		N/A
Research and development	-	107,091	501,814	(107,091)	-100%	(394,723)		-79%
Other incidental services	2,546	-	-	2,546	N/A	-		N/A
	1,527,474	107,091	501,814	1,420,383	1326%	(394,723)		-79%

Expenses:
Research and development	5,076,236	5,992,417	5,125,608	(916,181)	-15%	866,809		17%
Selling, general and administrative	2,873,091	3,672,313	2,925,454	(799,222)	-22%	746,859		26%
Depreciation	396,814	452,303	227,456	(55,489)	-12%	224,847		99%
Write-down on long lived assets	-	107,123	-	(107,123)	-100%	107,123		N/A
	8,346,141	10,224,156	8,278,518	(1,878,015)	-18%	1,945,638		24%

Loss from operations	(6,818,667)	(10,117,065)	(7,776,704)	3,298,398	-33%	(2,340,361)		30%

Fair value adjustment of derivative liabilities	(3,889,683)	3,841,233	5,346,878	(7,730,916)	-201%	(1,505,645)		-28%
Financing expense	(115,056)	-	(2,357,732)	(115,056)	N/A	2,357,732		-100%
Net foreign exchange (loss) gain	(359,554)	181,682	(70,036)	(541,236)	-298%	251,718		-359%
Interest income	2,839	20,691	60,790	(17,852)	-86%	(40,099)		-66%
Interest expense	(314,896)	(63,406)	(83,473)	(251,490)	397%	20,067		-24%

Net loss	(11,495,017)	(6,136,865)	(4,880,277)	(5,358,152)	87%	(1,256,588)		26%

Year Ended November 30, 2013 Compared to the Year Ended November 30, 2012

Revenue
The Company recorded revenues of $1,527,474 for the year ended November 30, 2013 versus $107,091 for 2012. In November 2013 the Company received FDA approval of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we will have 180 days of exclusivity of generic sales from the date of launch in the United States by our partner, Par. We recognized licensing revenue of $1,481,719, which is our licensing revenue from 12 days of commercial sales of 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release capsules under the license and commercialization agreement with Par. This revenue represents the first commercial generic sales of those strengths and may not be representative of post-launch sales. In 2013 we also accrued milestone revenue of $43,209 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or if there is only one generic competitor. In 2013 we also recorded other incidental services revenue of $2,546 related to consulting services provided to other organizations regarding FDA standards.

In 2011, additional strengths of generic Focalin XR® were added to the existing license and commercialization agreement with Par. Under the terms of the expanded agreement, the Company received a cash payment of $600,000 from Par, of which $492,909 was recognized in the year ended November 30, 2011. During the year ended November 30, 2012, the remaining deferred revenue of $107,091 was recognized as revenue mainly related to development work completed for the 40 mg strength.

Research and Development
Expenditures for research and development (“R&D”) for the year ended November 30, 2013 were $5,076,236 in comparison to $5,992,417 in the prior year, a decrease of $916,181. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2013, we recorded $837,206 as expenses for stock options for R&D employees; this amount includes $442,800 expense for performance-based stock options. In the prior year we recorded $1,505,061 as expenses for stock options for R&D employees; there was no expense for performance-based stock options.

After adjusting for the stock options expenses discussed above, expenditures for R&D for the year ended November 30, 2013 were slightly lower by $248,326 compared to the prior year. This is primarily attributed to the fact that during the year ended November 30, 2012, more R&D activities were conducted compared to the year ended November 30, 2013.

Selling, General and Administrative
Selling, general and administrative expenses were $2,873,091 for the year ended November 30, 2013 in comparison to $3,672,313 for the year ended November 30, 2012, a decrease of $799,222.  The decrease is due to a decrease in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2013 were $1,313,082 in comparison to $1,946,535 in the prior year.   This decrease is attributable to the issuance of options in the prior year.  In the year ended November 30, 2013, we recorded $316,676 as expenses for stock options compared to an expense of $818,784 for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2013 were slightly lower by $131,345 compared to the prior period, which is primarily attributed to the resignation of an executive of IPC Ltd.

Administrative costs for the year ended November 30, 2013 were $1,078,441 in comparison to $1,279,696 in the prior year.  The decrease is primarily due to business development expenses in the prior year, as well as higher expenditures in patents prosecution.

Marketing costs for the year ended November 30, 2013 were $388,889 in comparison to $352,803 in the prior year.  There was no significant change in these expenses.

Occupancy costs for the year ended November 30, 2013 were $92,679 in comparison to $93,279 in the prior year. The decrease is due to the termination of a leased office for IPC Ltd.

Depreciation
Depreciation expenses for the year ended November 30, 2013 were $396,814 in comparison to $452,303 in the prior year. The decrease is primarily due to lower investment in production, laboratory and computer equipment in the year ended November 30, 2013 compared to the prior year.

Fair Value Adjustment of Derivative Liabilities
In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million at a price of $2.05 per unit. The Company sold an aggregate of 1,500,000 units of common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.10 per common share. In February 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. In February 2011, the Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture will mature January 1, 2015, bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and the Company’s functional currency is Canadian dollars. Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Accordingly, the fair values of the warrant derivative liabilities from the Series A, Placement Agents, March 2013 and July 2013 Warrants, and conversion option embedded derivative from the Debenture have been re-valued at November 30, 2013 using the Black-Scholes Option Pricing Model, resulting in an increase in the fair value of the derivative liabilities and a fair value adjustment of the derivative liabilities for a loss of $3,889,683.

Financing Expense
Financing expense was $115,056 for the year ended November 30, 2013 compared to $Nil for the prior year. This expense was related to the March 2013 registered direct unit offering for gross proceeds of $3.1 million and the July 2013 underwritten public offering of units for gross proceeds of $3.1 million. These costs were expensed as they were attributable to the warrant liability. In March 2012 the Company closed a registered direct common share offering for gross proceeds of $5 million; for this financing the costs were recorded in shareholder equity.

Foreign Exchange Loss
Foreign exchange loss was $359,554 for the year ended November 30, 2013 in comparison to a gain of $181,682 for the prior year.  The foreign exchange loss for the year ended November 30, 2013 was due to the weakening of the Canadian dollar against the U.S. dollar throughout the year as the exchange rate averaged $1.00 for C$1.0241 compared to $1.00 for C$0.9977 for prior year. Based on year end dates, the Canadian dollar weakened against the U.S. dollar as the exchange rates changed to $1.00 for C$1.0620 at November 30, 2013 from $1.00 for C$0.9936 at November 30, 2012.

Interest Income
Interest income was $2,839 for the year ended November 30, 2013 in comparison to $20,691 for the year ended November 30, 2012, a decrease of $17,852. The current year interest was lower largely due to a lower average amount of cash equivalents on hand during 2013.

Interest Expense
Interest expense was $314,896 for the year ended November 30, 2013 in comparison to $63,406 for the year ended November 30, 2012, an increase of $251,490. On January 10, 2013 we issued the $1,500,000 Debenture, which accrues interest payable at 12% annually. Also, the Debenture proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, amounts to $1,279,900 and are accreted at an annual imputed interest rate of 8%, over the life of the Debenture. We also continue to have another related party loan outstanding which accrues interest at 6% annually during 2013 and 2012.

Net Loss
The Company recorded a net loss for the year ended November 30, 2013 of $11,495,017 or $0.58 per common share, compared with a loss of $6,136,865 or $0.36 per common share for the year ended November 30, 2012.  The increased loss can be attributed to the loss in the fair value adjustment of derivative liabilities compared to a gain in the fair value adjustment of derivative liabilities in the prior year. This was partially offset by a decrease in R&D and selling, general and administrative expenses in the year ended November 30, 2013 compared to the prior year. Stock-based compensation expense in the year ended November 30, 2013 was $1,153,882 versus $2,323,845 in the prior year. The fair value adjustment of derivative liabilities in the year ended November 30, 2013 was a loss of $3,889,683 versus a gain of $3,841,233 in the prior year. The fair values of the derivative liabilities have been re-valued at November 30, 2013 using the Black-Scholes Option Pricing Model, resulting in an increase in the fair value of the derivative liabilities and a fair value adjustment of the derivative liabilities for a loss.

Year Ended November 30, 2012 Compared to the Year Ended November 30, 2011

Revenue
The Company recorded revenues of $107,091 for the year ended November 30, 2012 versus $501,814 for 2011. In the prior year additional strengths of generic Focalin XR® were added to the existing license and commercialization agreement with Par. Under the terms of the expanded agreement, the Company received a cash payment of $600,000 from Par, of which $492,909 was recognized in the year ended November 30, 2011. During the year ended November 30, 2012, the remaining deferred revenue of $107,091 was recognized as revenue mainly related to development work completed for the 40 mg strength.

Research and Development
Expenditures for R&D for the year ended November 30, 2012 were $5,992,417 in comparison to $5,125,608 in the prior year, an increase of $866,809. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2012, we recorded $1,505,061 as expenses for stock options for R&D employees; there was no expense for performance-based stock options. In the prior year we recorded $601,424 as expenses for stock options for R&D employees; composed of $158,624 related to stock options issued to non-executive employees involved in R&D activities, and $442,800 related to 276,394 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company. We recorded these expenses as we determined it was probable as at November 30, 2011 we would satisfy the performance criteria that will allow vesting of the options.

After adjusting for the stock options expenses discussed above, expenditures for R&D for the year ended November 30, 2012 were slightly lower by $36,829 compared to the prior year.

Selling, General and Administrative
Selling, general and administrative expenses were $3,672,313 for the year ended November 30, 2012 in comparison to $2,925,454 for the year ended November 30, 2011, an increase of $746,859.  The increase was due to an increase in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2012 were $1,946,535 in comparison to $1,066,307 in the prior year.   This increase was attributable to the issuance of options.  In the year ended November 30, 2012, we recorded $855,511 as expenses for stock options compared to an expense of Nil for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2012 were slightly higher by $24,717 compared to the prior period.

Administrative costs for the year ended November 30, 2012 were $1,279,696 in comparison to $1,537,203 in the prior year.  The decrease was primarily due to a decrease in legal and accounting costs for year end regulatory filings from the prior year. The decrease was partially offset by higher business development consulting costs for a period of 12 months for the year ended November 30, 2012 compared to only ten months in the prior year.

Marketing costs for the year ended November 30, 2012 were $352,803 in comparison to $251,720 in the prior year.  This increase was primarily the result of an increase in travel expenditures for business development activities and the retention of an investor relations firm.

Occupancy costs for the year ended November 30, 2012 were $93,279 in comparison to $70,224 in the prior year. The increase was due to higher utilities and a new leased office for IPC Ltd.

Depreciation
Depreciation expenses for the year ended November 30, 2012 were $452,303 in comparison to $227,456 in the prior year. The increase was primarily due to the additional investment in production, laboratory and computer equipment.

Fair Value Adjustment of Derivative Liabilities
On February 1, 2011 the Company completed a private offering for the sale of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be a derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations. Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents’ warrants have been re-valued at November 30, 2012 using the Black-Scholes Options Pricing Model, resulting in a decrease in the fair value of the derivative liabilities and a fair value adjustment of the derivative liabilities for a gain of $3,841,233.

Financing Expense
Financing expense was $Nil for the year ended November 30, 2012 compared to $2,357,732 for the prior year. On March 15, 2012 the Company closed a registered direct common share offering for gross proceeds of $5 million; for this financing the costs were recorded in shareholder equity. For the year ended November 30, 2011, financing expense included other direct costs related to the registration statement filed as part of the February 1, 2011 private placement financing for gross proceeds of $12,000,000. These costs were expensed as they were attributable to the warrant liability.

Foreign Exchange Gain
Foreign exchange gain was $181,682 for the year ended November 30, 2012 in comparison to a loss of $70,036 for the prior year.  The foreign exchange gain for the year ended November 30, 2012 was due to the weakening of the Canadian dollar against the U.S. dollar throughout the year as the exchange rate averaged $1.00 for C$0.9977 compared to $1.00 for C$0.9879 for prior year. Based on year end dates, the Canadian dollar strengthened against the U.S. dollar as the exchange rates changed to $1.00 for C$0.9936 at November 30, 2012 from $1.00 for C$1.0203 at November 30, 2011.

The loss for the year ended November 30, 2011, was due to the strength of the Canadian dollar during the year ended November 30, 2011 as the exchange rate averaged $1.00 for C$0.9879 compared to $1.00 for C$1.0345 for the prior year. During 2011 most of our cash was held in U.S. dollars. Based on year end dates, the Canadian dollar modestly strengthened against the U.S. dollar as the rates changed to $1.00 for C$1.0203 at November 30, 2011 from $1.00 for C$1.0266 at November 30, 2010.

Interest Income
Interest income was $20,691 for the year ended November 30, 2012 in comparison to $60,790 for the year ended November 30, 2011, a decrease of $40,099. The interest income in the year ended November 30, 2012 was lower largely due to a lower average amount of cash equivalents on hand during 2012.

Interest Expense
Interest expense was $63,406 for the year ended November 30, 2012 in comparison to $83,473 for the year ended November 30, 2011, a decrease of $20,067. The amount outstanding on a related party loan which accrues interest at 6% annually was lower in the year ended November 30, 2012 in comparison to the prior year.

Net Loss
The Company recorded a net loss for the year ended November 30, 2012 of $6,136,865, or $0.36 per common share, compared with a loss of $4,880,277, or $0.33 per common share for the year ended November 30, 2011. The increased loss can be attributed to an increase in stock-based compensation, a reduction in the fair value adjustment of derivative liability, and a reduction in revenue in the year ended November 30, 2012 compared to the prior year. This was partially offset by a nil financing expense in the year ended November 30, 2012 compared to financing expense of $2,357,732 in the prior year related to the Company's February 2011 private placement financing. Stock-based compensation expense in the year ended November 30, 2012 was $2,323,845 versus $702,460 in the prior year. The fair value adjustment of derivative liability in the year ended November 30, 2012 was $3,841,233 versus $5,346,878 in the prior year. Revenues related to the amendment of the license and commercialization agreement with Par in the year ended November 30, 2012 was $107,091 versus $501,814 in the prior year.

Restatement of Comparative Amounts
For the years ended November 30, 2012 and 2011, we previously classified the issuance of common shares as a credit to additional paid in capital. In accordance with U.S. GAAP, shares issued with no par value are required to be classified under capital stock. The adjustment is a reclassification from additional paid in capital into capital stock and has an immaterial impact on the consolidated statement of shareholder’s deficiency. Items previously reported have been reclassified to conform to U.S. GAAP and did not have any impact on the Company’s earnings per share calculations.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our unaudited consolidated financial statements for the years ended November 30, 2013, 2012 and 2011.

Quarter Ended	Revenues	Net loss	Loss per share
			Basic	Diluted
	$	$	$	$

November 30, 2013	1,527,474	(6,325,439)	(0.30)	(0.30)
August 31, 2013	-	(2,047,783)	(0.10)	(0.10)
May 31, 2013	-	(1,781,662)	(0.09)	(0.09)
February 28, 2013	-	(1,340,133)	(0.07)	(0.07)
November 30, 2012	-	(1,384,265)	(0.08)	(0.08)
August 31, 2012	-	(1,458,238)	(0.08)	(0.08)
May 31, 2012	-	(1,357,843)	(0.08)	(0.08)
February 29, 2012	107,091	(1,936,519)	(0.12)	(0.12)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Net income and loss has been variable over the last eight quarters, and is impacted primarily by the availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The higher loss during the fourth quarter of 2013 when compared to the loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivate liabilities. This was partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths under the license and commercialization agreement with Par. This revenue represents the first commercial generic sales of those strengths and may not be representative of post-launch sales. The increase in the Company’s net loss for the third quarter ended August 31, 2013, as compared to the Company’s net loss for the second quarter ended May 31, 2013, can be attributed to the loss of $0.2 million in the fair value adjustment of derivative liabilities.  In contrast, for the second quarter ended May 31, 2013, there was a gain of $0.2 million in the fair value adjustment of derivative liabilities.

LIQUIDITY AND CAPITAL RESOURCES

	For the years ended
	November 30, 2013	November 30, 2012	November 30, 2011	Change (2013 vs 2012)		Change (2012 vs 2011)
	$	$		$	%	$	%
Cash flows used in operating activities	(6,926,796)	(7,654,361)	(6,981,448)	727,565	-10%	(672,913)	10%
Cash flows provided from financing activities	7,328,420	4,363,865	11,269,162	2,964,555	68%	(6,905,297)	-61%
Cash flows used in investing activities	(122,017)	(1,036,092)	(262,142)	914,075	-88%	(773,950)	295%
Effect of foreign exchange on cash	(16,037)	6,516	2,380	(22,553)	-346%	4,136	174%
Increase (decrease) in cash	263,570	(4,320,072)	4,027,952	4,583,642	-106%	(8,348,024)	-207%
Cash and cash equivalents, beginning of period	497,016	4,817,088	789,136	(4,320,072)	-90%	4,027,952	510%
Cash and cash equivalents, end of period	760,586	497,016	4,817,088	263,570	53%	(4,320,072)	-90%

The Company had cash and cash equivalents of $760,586 as at November 30, 2013 compared to $497,016 as at November 30, 2012, and compared to $4,817,088 at November 30, 2011. The increase in cash during the year ended November 30, 2013 is mainly a result of an increase in financing activities, partially offset by a decrease in cash flows used in operating activities related to R&D activities, and the decrease in purchases of production, laboratory and computer equipment, as noted below. The decrease in cash during the year ended November 30, 2012 is mainly a result of cash flows used in operating activities related to R&D activities and the purchase of production, laboratory and computer equipment due to the acceleration of product development activities, as noted below. The increase in cash during the year ended November 30, 2011 is mainly a result of cash flows from financing activities, as noted below.

For the year ended November 30, 2013, net cash flows used in operating activities decreased to $6,926,796 as compared to $7,654,361 and $6,981,448 for the years ended November 30, 2012 and 2011, respectively. The November 30, 2013 decrease was due to lower cash expenditures in R&D activities as well as for selling, general and administrative activities. The November 30, 2012 increase in cash flows used in operating activities compared to November 30, 2011 can be attributed to the November 30, 2011 periods’ cash receipt of $600,000 from Par based on the terms of the expanded agreement for development and commercialization of Focalin XR® generics, and C$1,188,668 of ITCs received from the Canada Revenue Agency (“CRA”) and the Ontario Ministry of Finance (“OMF”) for research and development activities described more fully below.

Research and development costs related to continued internal research and development programs are expensed as incurred. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2013, 2012, and 2011, R&D expense was $5,076,236, $5,992,417 and $5,125,608, respectively. For the years ended November 30, 2013, 2012, and 2011, R&D expense before stock option expense was $4,239,030, $4,487,356 and $4,524,185, respectively.

As a research and development company, Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”) is eligible to receive ITCs from various levels of government under the SR&ED incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

In fiscal year 2013 and 2012, the Company received C$300,000 in each year for the ITCs with the OMF for research and development activities carried out during the fiscal years 2012 and 2011, respectively.

In fiscal year 2011, the Company received C$640,081 from the CRA and the OMF comprised of ITCs for research and development activities carried out to the period ended October 21, 2009.  The Company received another refund of C$207,370 for the ITC with the OMF for research and development activities carried out during the fiscal year 2010. Finally, the Company also received C$341,217 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Agreement. Subsequent to the IPC Arrangement, the Company is no longer a Canadian-controlled private corporation, reducing the amounts that we would otherwise be eligible for.  Realization of these credits is subject to government approval.

For the year ended November 30, 2013, net cash flows provided from financing activities of $7,328,420 relate principally to an underwritten public offering for gross proceeds of approximately $3.1 million in July 2013, a registered direct unit offering for gross proceeds of approximately $3.1 million in March 2013, a 2013 Debenture financing in the aggregate principal amount of $1.5 million in January 2013, and several warrant exercises, partially offset by issuance costs.

For the year ended November 30, 2012, net cash flows provided from financing activities of $4,363,865 related principally to the registered direct common share offering for gross proceeds of $5 million completed in March 2012, and several warrant exercises, partially offset by issuance costs.

For the year ended November 30, 2011, net cash flows provided from financing activities of $11,269,162 related mainly to the gross proceeds of $12,000,000 from the issuance of shares and warrants from the private placement completed on February 1, 2011. This cash flow provided from financing activities was partially offset by the repayment of $801,551 (C$817,822) for a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of Intellipharmaceutics, for cash advances made by them to us as a shareholder loan, in accordance with the terms of the loan. This repayment was not sourced from the gross proceeds of the private placement. See the next paragraph and “Related Party Transactions” below for repayment restrictions.

Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp, following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013), and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). As at November 30, 2013, interest payable on this loan was accrued in the amount of $39,365 (C$41,806). During the year ended November 30, 2013, no principal repayment was made and interest payments of $16,640 (C$17,671) in respect of the promissory note were made by the Company in accordance with the IPC Arrangement Agreement. In November 2013, we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) of our common shares; we plan to apply up to approximately $0.8 million of any offering proceeds therefrom in payment of the related party loan. During the year ended November 30, 2013, no sales of our common shares were made under the at-the-market offering. As of the date of this document, 1,312,100 of our common shares have been sold under the at-the-market offering for net proceeds to us of $4,808,054, and no proceeds from the sales of our common shares under the at-the-market offering have been used to repay this loan. As at November 30, 2012, interest payable on this loan was accrued in the amount of $13,938 (C$13,849). During the year ended November 30, 2012, no repayment was made and interest payments of $39,173 (C$39,083) were made. As at November 30, 2011, interest payable on this loan was accrued in the amount of $7,493 (C$7,645). During the year ended November 30, 2011 the shareholder loan principal of $801,551 (C$817,822) was repaid and interest of $163,099 (C$166,410) was paid in accordance with the terms of the IPC Arrangement Agreement.

For the year ended November 30, 2013, net cash flows used in investing activities of $122,017 related mainly to the decrease in purchases of production and laboratory equipment. For the year ended November 30, 2012, net cash flows used in investing activities of $1,036,092 related mainly to purchases of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2011, net cash flows used in investing activities of $262,142 related mainly to purchases of production and laboratory equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and NDA 505(b)(2) products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million as described above. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million as described above. In January 2013, the Company completed the Debenture financing in the aggregate principal amount of $1.5 million described elsewhere herein. In March 2012, the Company completed a registered direct common share offering for gross proceeds of $5 million as described above.

On November 18, 2013, the FDA granted us final approval to market our once daily generic dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release products and on their timely payment to us of the contracted quarterly payments as they come due.  Our near term ability to generate significant revenue will depend upon successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

As of February 18, 2014, our cash balance was $6.1 million, which we currently expect will fund our current operations through November 2014. We will need additional capital to fund our current operations commencing in November 2014, and to fund any significant expansion of our operations. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of November 30, 2013 is 21,430,611, an increase of 3,523,674 from November 30, 2012, as a result of the July 2013 underwritten public offering and the March 2013 registered direct offering discussed above. The number of options outstanding as of November 30, 2013 is 4,455,072, an increase of 316,013 from November 30, 2012 (391,000 options were granted and 4,487 options expired and 67,000 options were forfeited and 3,500 options were exercised during the year ended November 30, 2013). The warrants outstanding as of November 30, 2013 represent 2,579,575 common shares issuable upon the exercise of outstanding common share purchase warrants, a decrease of 1,111,425 from November 30, 2012, due to the expiration of Series B Warrants and exercise of a few Series A warrants, March 2013 Warrants and July 2013 Warrants, offset by the issuance of the July 2013 Warrants and March 2013 Warrants. The number of deferred share units outstanding as of November 30, 2013 is 43,040, an increase of 20,591 from November 30, 2012. As of February 18, 2014 the number of shares outstanding is 22,819,711, an increase of 1,389,100 from sales in our at-the-market offering program, several warrant exercises and several stock option exercises.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.
Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2013	November 30, 2012
	$	$
Total accounts receivable	1,475,745	2,778
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,475,745	2,778

Not past due	1,473,097	2,778
Past due for more than 31 days but no more than 60 days	2,648	-
Total accounts receivable, net	1,475,745	2,778

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2013, Par accounted for substantially all the revenue and all the accounts receivable of the Company. For the year ended November 30, 2012, Par accounted for all the revenue and all the accounts receivable of the Company. For the year ended November 30, 2011, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2013. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2013		November 30, 2012
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	1.0620		0.9936
	$	$	$	$
Assets
Cash	461,002	434,089	247,397	248,991
	461,002	434,089	247,397	248,991
Liabilities
Accounts payable	484,300	456,026	284,727	286,561
Employee cost payable	182,970	172,288	189,383	190,603
Capital lease	45,946	43,264	51,194	51,524
Due to related party	806,657	759,564	778,701	783,716
	1,519,873	1,431,142	1,304,005	1,312,404
Net exposure	(1,058,871)	(997,053)	(1,056,608)	(1,063,413)

In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2013:

					November 30, 2013
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	810,381	-	-	-	-	810,381
Capital lease	13,189	13,676	14,198	2,201	-	43,264
Related parties
Employee costs payable	508,616	-	-	-	-	508,616
Due to related parties	759,564	-	-	-	-	759,564
Convertible debenture	44,353	44,353	45,339	44,846	1,515,770	1,694,661
	2,136,103	58,029	59,537	47,047	1,515,770	3,816,486

CAPITAL RESOURCES

At November 30, 2013, our cash and cash equivalents totalled $760,586 compared to $497,016 as at November 30, 2012.  The increase in cash and cash equivalents during the year ended November 30, 2013 is mainly a result of cash provided from financing activities largely offset by cash used in operating activities. In January 2013, the Company completed the Debenture financing in the aggregate principal amount of $1.5 million. The Debenture will mature January 1, 2015. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million at a price of $2.05 per unit. In November 2013, we entered into an at-the-market offering program under which we may, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). During the year ended November 30, 2013, no sales of our common shares were made under the at-the-market offering. As of February 18, 2014, 1,312,100 of our common shares have been sold for net proceeds to us of $4,808,054. Roth received compensation of $135,960 in connection with such sales. There can be no assurance that any additional shares will be sold under our at-the-market program. As at November 30, 2013, $419,777 of the share issuance costs has been deferred on the consolidated balance sheet. Subsequent to the year ended November 30, 2013, share issuance costs of $419,777 were recorded against the cost of the shares issued and recognized in capital stock.

At November 30, 2013, the amount due to related parties totalled $759,564 compared with $783,717 at November 30, 2012. The decrease was due to the conversion of the Canadian dollar denominated related party loan into U.S. dollars, given the weaker Canadian dollar. At November 30, 2013, shareholders’ deficiency was $5,955,073 compared to shareholders’ deficiency of $1,767,877 at November 30, 2012. The decrease was due to the loss from operations during the period and the U.S. GAAP accounting of the derivative liabilities.

WORKING CAPITAL

Working capital deficiency (defined as current assets minus current liabilities) has improved by approximately $1.3 million at November 30, 2013 from November 30, 2012, mainly as a result of the increase in accounts receivable for licensing and milestone revenues. As of February 18, 2014, our cash balance was $6.1 million, which we currently expect will fund our current operations through November 2014. We will need additional capital to fund our current operations commencing in November 2014, and to fund any significant expansion of our operations. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures for the year ended November 30, 2013 were $122,016, respectively, compared to $1,036,092 for the year ended November 30, 2012. Capital expenditures in 2013 and 2012 relate to the purchase of production and laboratory equipment.  Total capital expenditures for 2014 are anticipated to be higher than 2013 levels as product development activities continue to accelerate.  We intend to fund 2014 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2014.  Operating lease obligations related to the lease of premises will expire in November 2014, with an option to extend the lease on comparable terms for five additional years.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	810,381	810,381	-	-	-
Capital lease	43,264	43,264	-	-	-
Operating lease	84,356	84,356	-	-	-
Related parties
Employee costs payable	508,616	508,616	-	-	-
Due to related parties	759,564	759,564	-	-	-
Convertible debenture	1,694,661	178,891	1,515,770	-	-
Total contractual obligations	3,900,842	2,385,072	1,515,770	-	-

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, including those which we may initiate. As at February 18, 2014, we are not aware of any pending or threatened litigation claims outstanding.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this indemnity agreement.

RELATED PARTY TRANSACTIONS

As at November 30, 2013, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, in the amount of $759,564. Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009, and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013) and/or amounts received by IPC Corp for SR&ED tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction. During the year ended November 30, 2013, no principal repayment was made and interest payments of $16,640 (C$17,671) in respect of the promissory note were made by us in accordance with the IPC Arrangement Agreement. In November 2013, we entered into an at-the-market equity distribution agreement pursuant to which we may, from time to time, sell up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations)

of our common shares; we plan to apply up to approximately $0.8 million of any offering proceeds therefrom in payment of the related party loan. During the year ended November 30, 2013, no sales of our common shares were made under the at-the-market offering. As of the date of this document, 1,312,100 of our common shares have been sold under the at-the-market offering for net proceeds to us of $4,808,054, and no proceeds from the sales of our common shares under the at-the-market offering have been used to repay this loan.

In addition on January 10, 2013, we completed a private placement financing of a Debenture in the aggregate principal amount of $1.5 million. The Debenture will mature January 1, 2015, bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2013. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at November 30, 2013.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2013. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of November 30, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2013, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has only recently received final FDA approval of our once daily generic dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release products and on their timely payment to us of the contracted quarterly payments as they come due.  Our near term ability to generate significant revenue will depend upon successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred accumulated losses through November 30, 2013.  We had an accumulated deficit of $41.6 million as of November 30, 2013 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and whether we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of November 30, 2013, we had a cash balance of $0.8 million. As of February 18, 2014, our cash balance was $6.1 million, which we currently expect will fund our current operations through November 2014. We will need additional capital to fund our current operations commencing in November 2014, and to fund any significant expansion of our operations. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure. In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations.  If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure. In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, as amended, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.